This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

May 17, 2006

Item 3.

Press Release

May 17, 2006, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Technologies Corporation is pleased to announce that its LED Sign Group has received a second order from LG Electronics MobileComm U.S.A., Inc., for 1500 retail point of sale edge-lit illuminated signs to be installed in various retail stores across the United States.  This order follows a previous order of 1000 signs delivered since May 2005.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth

Peeyush Varshney

President

Corporate Secretary

(250) 380-0052

(604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 17th day of May 2006.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

Wednesday, May 17, 2006

(No.2006-05-09)

CARMANAH SUPPLIES 1500 LED POINT-OF-SALE SIGNS TO

GLOBAL LEADER IN ELECTRONICS

Victoria, British Columbia, Canada – Wednesday, May 17, 2006 - Carmanah Technologies Corporation (TSX: CMH) is pleased to announce that its LED Sign Group has received a second order from LG Electronics MobileComm U.S.A., Inc., for 1500 retail point of sale edge-lit illuminated signs to be installed in various retail stores across the United States.  This order follows a previous order of 1000 signs delivered since May 2005.

LG Electronics MobileComm U.S.A., Inc., an American wireless division of LGE, a business unit of LG Electronics (LGE), and global manufacturer of electronics products, is a world leader in the development and manufacture of cutting-edge personal communications equipment.  LG was attracted to the crisp, clean contemporary look of Carmanah's modern LED edge-lit signs and the practical advantages they offer, including: a 10-year lamp life, an energy-efficient 12V electrical system, no maintenance, simple installation and no breakage during shipping.

Carmanah's LED Sign Group has been designing and manufacturing energy efficient, LED edge-lit signs for more than 10 years using an innovative, proprietary combination of ultra-bright LEDs and edge-lighting technology.  Using state-of-the-art manufacturing and production procedures, virtually any logo or design can be engraved or etched on an acrylic panel and illuminated with LEDs. The result is an exceptionally bright, crisp and eye-catching marketing tool that can enhance any company's product or services.

Carmanah's signs are shipped throughout North America and abroad to many of the world's most progressive and successful companies.  The Company currently has more than 60,000 signs installed worldwide.

About LG Electronics, Inc.

LG Electronics (KSE: 06657.KS) is a global leader in providing cutting-edge, convergent electronics, information and communications products designed to meet the diverse needs of fast-changing consumers.  With consolidated sales of US$37.7 billion, LG Electronics employs more than 70,000 employees in 76 subsidiaries located in 39 countries, and operates four business units including Mobile Communications, Digital Appliance, Digital Display and Digital Media.

A business unit of LG Electronics, LG Electronics Mobile Communications Company is the world's leading manufacturer of WCDMA (UMTS), CDMA.  The company provides a total range of wireless solutions, and is rapidly establishing a global presence as it cultivates international market share in 3G handsets.  For more information please visit www.lgusa.com.

About Carmanah Technologies Corporation

Carmanah is an award-winning manufacturer specializing in renewable and energy-efficient technology solutions.  The Company is currently focused on three technology groups: solar power systems & equipment, solar-powered LED lighting and LED illuminated signage.

Carmanah is headquartered in Victoria, British Columbia, Canada and has branch offices and/or sales representation in 11 cities across Canada, the United States and the United Kingdom.  With more than 250,000 installations worldwide, Carmanah is one of the world's premier suppliers of energy-efficient products.

The shares of Carmanah Technologies Corporation are publicly traded on the Toronto Stock Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Sales:

Maxwell Goldstein

Eastern Division

LED Sign Group

Carmanah Technologies Corporation

Tel: +1 (416) 322-2860 Ext. 3028

Fax: +1 (416) 322-6371

E-mail: mgoldstein@carmanahsigns.com

Web: www.carmanahsigns.com / www.edgelitsigns.com

Media:

Mr. David Davies

Tel:  (250) 382-4332

ddavies@carmanah.com

Investor Relations:

Mr. Mark Komonoski, Director

Investor Relations

Tel:  (403) 861-8384

Toll-Free:  1-877-255-8483

mkomonoski@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2005, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.